Exhibit 99.1

Proposed Settlement Reached in 2016 Class Action

TORONTO--(BUSINESS WIRE)--June 23, 2022--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), and its subsidiary Organigram Inc. (together, the "Company" or "Organigram"), a leading licensed producer of cannabis in Canada, has reached a proposed settlement (“Settlement”) in a previously disclosed class action related to medical cannabis that was voluntarily recalled in December 2016 and January 2017 (“Class Action”). The Supreme Court of Nova Scotia (the “Court”) approved notice of Settlement will be sent to class members beginning on June 24, 2022.

As part the Settlement, the Company has agreed to pay an aggregate of $2,310,000 (the “Settlement Amount”), which amount has been previously accrued in the Company’s financial statements for the prior fiscal year.

For the proposed Settlement to become effective, it must be approved by the Court. The Court must be satisfied that the settlement is fair, reasonable and in the best interest of the Class. On August 31, 2022, the Court will hold a hearing to consider whether to approve the Settlement. If the Settlement is approved by the Court, the Settlement Amount will be used to provide Class Members a refund of the amounts paid to purchase the voluntarily recalled product, less any refunds they have already received, as well as the payment of legal fees. In addition, the Company has agreed to pay the third-party claims administration costs.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For media inquiries:
Paolo De Luca
Chief Strategy Officer
paolo.deluca@organigram.ca

For investor inquiries:
investors@organigram.ca